[Reference Translation]

October 21, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Hiroshi Nishida, Project General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Corporation Law of Japan)

We hereby inform you that we have carried out the repurchase of shares of our common stock pursuant to Article 156 of the Corporation Law of Japan (the “Corporation Law”) as applied pursuant to Article 165, Paragraph 3 of the Corporation Law, which was resolved at a meeting of the board of directors held on June 17, 2014, as follows.

We also inform you that the portion of the repurchase of shares pursuant to the above resolution of the board of directors that was to take place from September 10, 2014 to October 31, 2014, has been completed.

1. Kind of stock repurchased:	Common stock of TMC
2. Total number of shares repurchased :	11,308,400 shares
3. Total purchase price:	70,302,487,400 JPY
4. Method of acquisition:	Market purchase through a trust bank
5. Period of repurchase:	From October 1, 2014 to October 17, 2014

(Reference)

1.	Details of the resolution regarding the repurchase of shares of our common stock (as previously announced on June 17, 2014)

(1) Kind of stock to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	 20 million shares (maximum)
(Represents 0.63% of the total number of issued shares (excluding treasury stock))
‚ 20 million shares (maximum)
(Represents 0.63% of the total number of issued shares (excluding treasury stock))
ƒ 20 million shares (maximum)
(Represents 0.63% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	 120 billion JPY (maximum)
‚ 120 billion JPY (maximum)
ƒ 120 billion JPY (maximum)

(4) Method of acquisition	 Discretionary trading by a securities company
‚ Market purchase through a trust bank
ƒ Market purchase through a trust bank

(5) Period of repurchase	 From July 1, 2014 to August 29, 2014
‚ From September 10, 2014 to October 31, 2014
ƒ From November 10, 2014 to December 22, 2014

2.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of October 21, 2014)

(1) Total number of shares of our common stock repurchased from July 1, 2014 to August 29, 2014

 Total number of shares repurchased :	19,787,400 shares
‚ Total purchase price for repurchased shares :	119,997,934,834 JPY (including trust fees)

(2) Total number of shares of our common stock repurchased from September 10, 2014 to October 17, 2014

 Total number of shares repurchased :	19,137,100 shares
‚ Total purchase price for repurchased shares :	119,996,601,600 JPY (including trust fees)